UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MPLX LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

55336V100

(CUSIP Number)

J. Michael Wilder

Vice President, General Counsel and Secretary

200 E. Hardin Street

Findlay, Ohio 45840

(419) 672-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.9%(2)
14.	Type of Reporting Person: CO

1.	MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 43,341,098 Common Units and 36,951,515 Subordinated Units issued and outstanding as of December 11, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.9%(2)
14.	Type of Reporting Person: OO

1.	MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 43,341,098 Common Units and 36,951,515 Subordinated Units issued and outstanding as of December 11, 2014, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.9%(2)
14.	Type of Reporting Person: OO

1.	MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 43,341,098 Common Units and 36,951,515 Subordinated Units issued and outstanding as of December 11, 2014, as reported by the Issuer to the Reporting Persons.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in MPLX LP (the “Issuer”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”) and MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) on December 3, 2014 (the “Initial Statement”). On December 8, 2014, the Issuer issued 6,374,104 Common Units, which reduced the percentage of beneficial ownership of MPLX Logistics Holdings of the limited partner interests in the Issuer from 77.0% to 70.9%, based upon 43,341,098 Common Units and 36,951,515 Subordinated Units issued and outstanding as of December 11, 2014, as reported by the Issuer to the Reporting Persons. The Initial Statement is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Initial Statement.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

No changes to this Item.

Item 4.	Purpose of Transaction

No changes to this Item.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and supplemented as follows:

(a) MPLX Logistics Holdings beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. On December 8, 2014, the Issuer issued 6,374,104 Common Units, which reduced the percentage of beneficial ownership of MPLX Logistics Holdings of the limited partner interests in the Issuer from 77.0% to 70.9%, based upon 43,341,098 Common Units and 36,951,515 Subordinated Units issued and outstanding as of December 11, 2014, as reported by the Issuer to the Reporting Persons. MPC Investment owns all of the membership interests in MPLX Logistics Holdings and MPC owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The members of the board of directors of MPC are listed on Schedule I to this Schedule 13D. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the Common Units or Subordinated Units held by MPLX Logistics Holdings.

(b) The information provided in Item 5(a) of this Amendment and in Items 7 through 11 of the cover pages is incorporated herein by reference.

(c) Except as set forth in the Initial Statement, MPLX Logistics Holdings has not effected any transactions in the Issuer’s Common Units within the past 60 days and none of MPC or MPC Investment or any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days except as set forth in Schedule I.

(d) None of MPC, MPC Investment nor MPLX Logistics Holdings have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units held in the name of MPLX Logistics Holdings and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes to this Item.

Item 7.	Material to be Filed as Exhibits.

No changes to this Item.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014		Marathon Petroleum Corporation

	By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPC Investment LLC

	By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson Assistant Secretary

Schedule I

Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Evan Bayh	Senior Advisor, Apollo Global Management Partner, McGuireWoods LLP	U.S.	3.797[1]

David A. Daberko	Retired Chairman of the Board National City Corporation	U.S.	21.758[1]

Steven A. Davis	Chief Executive Officer Bob Evans Farms, Inc.	U.S.	2.453[1]

William L. Davis	Retired Chairman, President and Chief Executive Officer R.R. Donnelley & Sons Company	U.S.	3.796[1]

Gary R. Heminger	President and Chief Executive Officer Marathon Petroleum Corporation	U.S.	9,300[2]

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	3.796[1]

Charles R. Lee	Retired Chairman of the Board Verizon Communications Inc.	U.S.	3.796[1]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	2.453[1]

Seth E. Schofield	Retired Chairman and Chief Executive Officer USAir Group	U.S.	3.796[1]

John W. Snow	Chairman of the Board Cerberus Capital Management, L.P.	U.S.	3.796[1]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	21.758[1]

Thomas J. Usher	Non-Executive Chairman of the Board Marathon Petroleum Corporation	U.S.	3.797[1]

Executive Officers

Gary R. Heminger	President and Chief Executive Officer	U.S.	9,300[2]

Pamela K. M. Beall	Senior Vice President, Corporate Planning, Government & Public Affairs	U.S.	—

Richard D. Bedell	Senior Vice President, Refining	U.S.	—

Timothy T. Griffith	Vice President, Finance and Investor Relations, and Treasurer	U.S.	—

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

Rodney P. Nichols	Senior Vice President, Human Resources and Administrative Services	U.S.	—

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

George P. Shaffner	Senior Vice President, Transportation and Logistics	U.S.	—

Donald C. Templin	Senior Vice President and Chief Financial Officer	U.S.	—

J. Michael Wilder	Vice President, General Counsel and Secretary	U.S.	—

(1)	Includes phantom units granted on November 14, 2014 pursuant to the MPLX LP 2012 Incentive Compensation Plan and credited within a deferred account.

(2)	Includes 3,100 Common Units of the Issuer purchased on the open market on December 11, 2014 at a price of $61.70 per Common Unit and beneficially owned by the Gary Heminger Revocable Trust. Includes 6,200 Common Units of the Issuer purchased on the open market on December 12, 2014 at a weighted average price of $61.26 per Common Unit and beneficially owned by the Gary Heminger Revocable Trust.